ETERNITY HEALTHCARE INC.

October 18, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Michael F. Johnson Division of Corporation Finance

Dear Sirs:
Re: Eternity Healthcare Inc. ("the Company") Amendment No. 4 to Registration Statement on Form S-1 Filed September 21, 2011 File No. 333-172061

We refer to your letter of October 14, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed September 21, 2011.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 4 to Registration Statement on Form S-1 filed September 21, 2011

Cover Page

1.
It appears that the offering price disclosed on the cover page is inconsistent with your disclosure throughout the document indicating that the initial offering price has been set at $0.01 per share. Please revise as appropriate.

Response:  We have amended the disclosure on the cover page to remain consistent with the rest of the document.

Risk Factors, page 8

We require additional funding…, page 9

2.
We note that you filed financial statements for the quarterly period ended July 31, 2011. Please update your disclosure in the last paragraph to state the number of months your current cash resources will fund.

Response:  We have updated the disclosure here to reflect the financial position of the company as at July 31, 2011.

Item 16. Exhibits, page 11-4

3.	Please include exhibit 101 as required by Regulation S-K Item 601(b)(101)(i)(C).

Response: Exhibit 101 has been included in the S-1/A filed concurrently with this response.

Yours truly,

ETERNITY HEALTHCARE INC.

Per: /s/ Francine Salari

Francine Salari, President